Exhibit 99.2

TRIP.COM GROUP LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: TCOM)

NOTICE OF ANNUAL GENERAL MEETING

To be held on December 21, 2020

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Trip.com Group Limited (the “Company”) will be held at Building 16, Sky SOHO, 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China, on December 21, 2020 at 09:30 a.m. Shanghai/Hong Kong Time. No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company (the “Directors”) has fixed the close of business on December 10, 2020 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of our ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from our website at http://investors.trip.com, or by writing to Investors Relations Department,Trip.com Group Limited, Building 16, Sky SOHO, 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China, or by email to iremail@trip.com.

By Order of the Board of Directors,

                Trip.com Group Limited

                /s/ James Jianzhang Liang

            Executive Chairman of the Board

Shanghai, PRC

December 7, 2020